UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. __)


                   JENNIFER CONVERTIBLES, INC.
                         (Name of Issuer)



                  Common Stock ($.01 par value)
                  (Title of Class of Securities)

                            476153101
                          (CUSIP Number)


            Robert C. Shaffner, Senior Vice President
               Klaussner Furniture Industries, Inc.
                       405 Lewallen Street
                  Asheboro, North Carolina 27203
                           910-625-6174
_________________________________________________________________

                         March 6, 1996
     (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box. ____.

Check the following box if a fee is being paid with the
statement:      X

CUSIP No. 476153101                               SCHEDULE 13D

1)   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person

        The group ("Group") is formed by each of the reporting persons filing additional copies of this second part of the cover page of Schedule 13D.

2)   Check the Appropriate Box if a Member of a Group

        (a)  X

        (b)

3)   SEC Use Only

4)   Source of Funds

        00

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)

        ______

6)   Citizenship or Place of Organization

        Hans J. Klaussner is a citizen of Germany. All nonnatural reporting persons are organized under the laws of Delaware or North Carolina.

Number of Shares Beneficially Owned by Each Reporting Person With

     7) Sole Voting Power

           1,085,623 shares.  See Item 5.

     8) Shared Voting Power

CUSIP No. 476153101                                SCHEDULE 13D

     9) Sole Dispositive Power

           1,085,623 shares.  See Item 5.

    10) Shared Dispositive Power

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

           1,085,623 shares.  See Item 5.

12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

           _______

13)  Percent of Class Represented by Amount in Row (11)

           19.4%

14)  Type of Reporting Person

           This Schedule 13D is being filed jointly by the members of the Group.

CUSIP No. 476153101                                SCHEDULE 13D

1)   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person

          Hans J. Klaussner

2)   Check the Appropriate Box if a Member of a Group

          (a)  X

          (b)

3)   SEC Use Only

4)   Source of Funds

          00

5)  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(E)

          ______

6)  Citizenship or Place of Organization

          Germany

Number of Shares Beneficially Owned by Each Reporting Person With

    7)   Sole Voting Power

            1,085,623 shares.  See Item 5.

    8)   Shared Voting Power

    9)   Sole Dispositive Power

            1,085,623 shares.  See Item 5.

   10)   Shared Dispositive Power

CUSIP No. 476153101                                SCHEDULE 13D

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            1,085,623 shares

12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

            _______

13)  Percent of Class Represented by Amount in Row (11)

            19.4%

14)  Type of Reporting Person

            IN

CUSIP No. 476153101                                SCHEDULE 13D

1)   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person

        Klaussner Corporation

2)   Check the Appropriate Box if a Member of a Group

        (a)  X

        (b)

3)   SEC Use Only

4)   Source of Funds

        00

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)

        ______

6)   Citizenship or Place of Organization

        Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

    7)   Sole Voting Power

    8)   Shared Voting Power

            1,085,623.  See Item 5.

    9)   Sole Dispositive Power

   10)   Shared Dispositive Power

            1,085,623 shares.  See Item 5.

CUSIP No. 476153101                                SCHEDULE 13D

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            1,085,623 shares

12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

            _______

13)  Percent of Class Represented by Amount in Row (11)

            19.4%

14)  Type of Reporting Person

            CO

CUSIP No. 476153101                                SCHEDULE 13D

1)   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person

         Klaussner Enterprises, Inc.

2)   Check the Appropriate Box if a Member of a Group

         (a)  X

         (b)

3)   SEC Use Only

4)   Source of Funds

         00

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)

         ______

6)   Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

    7)  Sole Voting Power

    8)  Shared Voting Power

           1,085,623.  See Item 5.

    9)  Sole Dispositive Power

   10)  Shared Dispositive Power

           1,085,623 shares.  See Item 5.

CUSIP No. 476153101                                SCHEDULE 13D

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

           1,085,623 shares

12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

           _______

13)  Percent of Class Represented by Amount in Row (11)

           19.4%

14)  Type of Reporting Person

           CO

CUSIP No. 476153101                                SCHEDULE 13D

1)   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person

         Klaussner Furniture Industries, Inc.

2)   Check the Appropriate Box if a Member of a Group

         (a)  X

         (b)

3)   SEC Use Only

4)   Source of Funds

         00

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)

         ______

6)   Citizenship or Place of Organization

         North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With

    7)  Sole Voting Power

    8)  Shared Voting Power

           1,085,623 shares.  See Item 5.

    9)  Sole Dispositive Power

   10)  Shared Dispositive Power

           1,085,623 shares.  See Item 5.

CUSIP No. 476153101                                SCHEDULE 13D

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

         1,085,623 shares

12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

         _______

13)  Percent of Class Represented by Amount in Row (11)

         19.4%

14)  Type of Reporting Person

         CO

Item 1.  Security and Issuer.

     This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Jennifer Convertibles, Inc., a Delaware corporation ("Jennifer Convertibles"). The principal office of Jennifer Convertibles is located at 419 Crossways Park Drive, Woodbury, New York 11797.


Item 2.  Identity and Background.

     All of the outstanding capital stock of Klaussner Furniture Industries, Inc. ("KFI") is owned by Klaussner Enterprises, Inc. ("KE"), all of the outstanding capital stock of KE is owned by Klaussner Corporation ("KC"), and all of the outstanding capital stock of KC is owned by Hans J. Klaussner. KFI is incorporated under the laws of North Carolina and its principal business address is 405 Lewallen Street, Asheboro, North Carolina 27203. KE and KC are incorporated under the laws of Delaware and each has a principal business address at 913 North Market Street, Suite 804, Wilmington, Delaware 19801. Mr. Klaussner is a citizen and resident of Germany and his business address is 7614 Gengenbach, Germany. His principal occupation is Chief Executive Officer of Hukla-Werke Gmbh, a manufacturer of upholstered furniture.

     KFI and its subsidiaries are engaged in the furniture manufacturing business. In addition to its ownership of KFI, KE owns an interest in an investment company whose principal asset is a golf course. KC has no assets other than its ownership of KE and a note receivable from KFI.

     Mr. Klaussner is the sole director of KFI, the sole director of KC, Chairman of the Board and President of KC, and Chairman of the Board and Senior Vice President of KE and of KFI. Mr. Klaussner, J.B. Davis and Barbara A. Steen are the directors of KE. Mr. Davis is Executive Vice President of KC, and President and Chief Executive Officer of KE and KFI. Robert C. Shaffner is Vice President of KC and of KE and is Senior Vice President and Chief Financial Officer of KFI. Benjamin F. Frazier is Vice President of KC and of KE and is Executive Vice President of KFI. There are no other executive officers of KC, KE or KFI. Each of Messrs. Davis, Shaffner and Frazier has his principal business address at 405 Lewallen Street, Asheboro, North Carolina 27203, and Ms. Steen has her principal business address at 900 Market Street, Second Floor, Wilmington, Delaware 19301. Each of them is a United States citizen.

     During the last five years, none of the persons filing this Statement and none of Messrs. Davis, Shaffner or Frazier or Ms. Steen has been a party to a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amounts of Funds or Other Consideration.

     Prior to 1994, KFI and its subsidiaries sold furniture products to Jennifer-New York, Inc. ("JNY"), which in turn sold a portion of such furniture products to Jennifer Convertibles. Effective January 1, 1994, KFI and its subsidiaries began selling furniture products to a wholly owned subsidiary of Jennifer Convertibles, but JNY remained indebted to KFI in the amount of $3,500,000. That indebtedness has been paid down to $2,800,000 and is evidenced by JNY's Amended and Restated Promissory Note dated as of March 1, 1996 (the "JNY Note").

     On March 6, 1996, KFI made a loan to Jennifer Warehousing, Inc. ("JWI") in the amount of $1,440,000 (the "JWI Loan") to enable JWI to reduce outstanding indebtedness on a warehouse facility (the "Warehousing Indebtedness") operated by JWI for the benefit of Jennifer Convertibles and others. The Warehousing Indebtedness was guaranteed in part by Jennifer Convertibles under an agreement by which Jennifer Convertibles agreed with the lender not to grant any liens or security interests on its assets. As a result of the JWI Loan and the corresponding reduction in the Warehousing Indebtedness, the lender has consented to the granting of liens and security interests by Jennifer Convertibles to KFI to secure all indebtedness (now existing and hereafter arising) of Jennifer Convertibles and affiliated companies to KFI and certain related parties.

     The JWI Loan is evidenced by JWI's Promissory Note dated as of March 1, 1996 (the "JWI Note"). As described below, payment of the JNY Note and the JWI Note has been guaranteed by certain affiliates of JNY and JWI and by two directors of Jennifer Convertibles and those guarantees are secured by pledge agreements covering an aggregate of 1,085,623 shares of Common Stock of Jennifer Convertibles.

     All of the financial accommodations described above to JNY and JWI were provided from the working capital of KFI.


Item 4.  Purpose of Transactions.

     Payment of the JNY Note and the JWI Note has been guaranteed by Jara Enterprises, Inc. ("Jara"), Convertibles Enterprises, Inc. ("Convertible"), Bright Star Enterprises, Inc. ("Bright Star"), Jennifer Advertising, Inc. ("Advertising"), Harley J. Greenfield ("Greenfield"), Edward B. Seidner ("Seidner") and Fred
J. Love ("Love"). Love is the beneficial owner of all the outstanding stock of Jara; and JNY, JWI, Convertible, Bright Star, and Advertising are subsidiaries or affiliates of Jara. Greenfield and Seidner are directors of

Jennifer Convertibles and Greenfield is President and Chief
Executive Officer of Jennifer Convertibles.

     To secure their guarantees, Jara, Convertible, Bright Star,
Advertising, Greenfield, Seidner and Love have entered into Stock
Pledge Agreements dated as of March 1, 1996 (the "Stock Pledge
Agreements") pursuant to which they have pledged shares of Jennifer Convertibles Common Stock as follows:


          Pledgor                   Number of Shares

          Jara                             66,320
          Convertible                     215,929
          Bright Star                      25,000
          Advertising                      36,000
          Greenfield                      245,458
          Seidner                         254,833
          Love                            242,083
                                        1,085,623

Item 5.  Interest in Securities of the Issuer.

     The 1,085,623 shares of Jennifer Convertibles Common Stock pledged to KFI pursuant to the Stock Pledge Agreements described in Item 4 (the "Pledged Shares") represent 19.4% of the outstanding shares of Jennifer Convertibles Common Stock. Under the Stock Pledge Agreements, KFI will acquire voting and other rights with respect to the Pledged Shares only upon the occurrence of an Event of Default (as defined in the Stock Pledge Agreements) and, if acquired, any such rights would be exercised as directed by Mr. Klaussner in his capacity as sole director of KFI.

     In addition to the Pledged Shares, Mr. Davis beneficially owns 26,375 shares and Mr. Shaffner beneficially owns 1,289 shares of Jennifer Convertibles Common Stock. Each of Messrs. Davis and Shaffner has sole voting and investment power with respect to the shares owned directly by him.

     KFI's interest in the Pledged Shares was acquired on March 6, 1996 and the other shares owned by Messrs. Davis and Shaffner were acquired more than 60 days prior to the date of this Statement. Except as set forth in this Item 5, none of KC, KE, KFI, or Messrs. Klaussner, Davis, Shaffner or Frazier beneficially owns any shares of Jennifer Convertibles Common Stock or has effected any transactions in the Common Stock during the past 60 days.

Item 6.  Contracts, Arrangements or Understandings or
         Relationships With Respect to Securities of the Issuer.

     Except as set forth above, there are no contracts, arrangements or understandings or relationships (legal or otherwise) among KC, KE, KFI, Mr. Klaussner, Mr. Davis, Mr.
Shaffner, or Mr. Frazier and any other person with respect to any of the securities of Jennifer Convertibles.


Item 7.  Material to be Filed as Exhibits.

     The following items are filed as exhibits to this Schedule
13D:

          Exhibit 1  Agreement of Joint Filing

          Exhibit 2  $2,800,000 Amended and Restated Promissory
                     Note of JNY dated as of March 1, 1996

          Exhibit 3 $1,440,000 Promissory Note of JWI dated as of March 1, 1996

          Exhibit 4  Unconditional Guaranty of Greenfield,
                     Seidner and Love dated as of February 17, 1994, as amended by Amendment dated as of January 1, 1995 and by Amendment dated as of March 1, 1996

          Exhibit 5 Continuing Guaranty Agreement by Jara, Convertible, Bright Star and Advertising dated as of February 26, 1993, as amended by Amendment dated as of February 17, 1994, by Amendment dated as of January 1, 1995, and by Amendment dated as of March 1, 1996

          Exhibit 6  Unconditional Guaranty and Subordination
                     Agreement of Jara, Convertible, Bright Star and Advertising dated as of March 1, 1996

          Exhibit 7  Unconditional Guaranty and Subordination
                     Agreement of Greenfield, Seidner and Love dated as of March 1, 1996

          Exhibit 8  Stock Pledge Agreement dated as of March 1,
                     1996 by and among Jara, Convertible, Bright
                     Star, Advertising and KFI

          Exhibit 9  Stock Pledge Agreement dated as of March 1,
                     1996 by and among Greenfield, Seidner, Love and KFI

                            SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     March 11, 1996


                         /S/ Hans J. Klaussner
                         Hans J. Klaussner



                         KLAUSSNER CORPORATION


                         By: /S/Robert C. Shaffner
                             Robert C. Shaffner, Vice President



                         KLAUSSNER ENTERPRISES, INC.


                         By: /S/Robert C. Shaffner
                             Robert C. Shaffner, Vice President



                         KLAUSSNER FURNITURE INDUSTRIES, INC.


                         By: /S/Robert C. Shaffner
                             Robert C. Shaffner, Senior Vice
                             President and Chief Financial
                             Officer

                          EXHIBIT INDEX



Exhibit        Description

Exhibit 1      Agreement of Joint Filing

Exhibit 2      $2,800,000 Amended and Restated Promissory
               Note of JNY dated as of March 1, 1996

Exhibit 3 $1,440,000 Promissory Note of JWI dated as of March 1, 1996

Exhibit 4      Unconditional Guaranty of Greenfield,
               Seidner and Love dated as of February 17, 1994, as amended by Amendment dated as of January 1, 1995 and by Amendment dated as of March 1, 1996.

Exhibit 5      Continuing Guaranty Agreement by Jara,
               Convertible, Bright Star and Advertising dated as of February 26, 1993, as amended by Amendment dated as of February 17, 1994, by Amendment dated as of January 1, 1995, and by Amendment dated as of March 1, 1996

Exhibit 6      Unconditional Guaranty and Subordination
               Agreement of Jara, Convertible, Bright Star and Advertising dated as of March 1, 1996

Exhibit 7      Unconditional Guaranty and Subordination
               Agreement of Greenfield, Seidner and Love dated as of March 1, 1996

Exhibit 8 Stock Pledge Agreement dated as of March 1, 1996 by and among Jara, Convertible, Bright Star,
               Advertising and KFI

Exhibit 9 Stock Pledge Agreement dated as of March 1, 1996 by and among Greenfield, Seidner, Love and KFI